June 17, 2011

Mr. Paul Cline

Mr. William Schroeder

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE: CIB Marine Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 25, 2011

File No. 000-24149

Dear Mr. Cline and Mr. Schroeder:

The purpose of this letter is to respond to the comments raised in your letter of May 19, 2011 to Mr. Patrick J. Straka, Chief Financial Officer, CIB Marine Bancshares, Inc. (“Company” or “CIB Marine”).

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments (“Comments”) and the Company’s responses are set forth below. For purposes of the Company’s responses, the term “2010 Form 10-K” refers to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and page numbers refer to the 2010 Form 10-K on the Securities and Exchange Commission’s (“SEC”) EDGAR system filed on March 25, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Loans, page 38

Residential Real Estate, Home Equity and Other Consumer Loans, page 40

1.

Comment: Please revise to disclose the underwriting criteria used to underwrite your home equity loans and lines of credit.

Response: As recommended, the Company will revise its disclosures in future filings by adding a new final paragraph to the section, as proposed below:

“Home equity loan underwriting guidelines consider, but are not limited to, the following: borrower payment history with CIB Marine and others, the length and stability of the borrower’s employment, derived debt-to-qualified-income ratio and collateral value. In general, cumulative LTVs are not to exceed 80%, and depending on the ratio of each, the minimum FICO score is 640 and the maximum Debt-to-Income (“DTI”) ratio is 45%. Exceptions may be authorized under the Company’s loan policy. As a general practice, the Company does not originate sub-prime home equity loans and lines of credit. Prior to 2009, DTIs of up to 55% or LTVs of up to 100% were acceptable for borrowers that met certain other criteria. Home equity lines of credit are revolving lines with five year draw periods with variable rates indexed to the prime lending rate. Home equity term loans are fixed rate with amortization terms of up to 30 years and maturity dates of up to 15 years.”

Purchased Home Equity Pools, page 40

2.

Comment: Please revise here and in the footnotes to the financial statement to disclose how you considered the requirements of SOP 03-03 (ASU 310-30) in recording these acquisitions. Discuss the credit quality of these loans, including LTV ratios, geographic area(s) where the collateral is located, FICO scores and other pertinent characteristic, such that it is clear what the risk associated with these acquisitions is.

Response: ASC 310-30 provides guidance for “loans acquired with evidence of deteriorating credit quality since origination by completion of a transfer for which it is probable at acquisition that the investor will be unable to collect all contractual required payments receivable.” At the time that these pools were acquired in 2006 and 2007, there was no evidence of deteriorating credit quality and CIB Marine’s belief in the credit quality resulted in the Company paying a modest premium for the acquired loans. In particular, the loans had been newly originated, had current FICO scores and collateral values, and were performing and not past due. Although it was possible, it was not probable that the Company would be unable to collect all contractually required payments receivable, and as a result, it was determined that ASC 310-30 did not apply at the dates of acquisition. In each of the Forms 10-K for the period 2006 through 2010, CIB Marine disclosed the characteristics of the loans at time of purchase. As stated on page 40 of the 2010 Form 10-K: “During 2007, CIB Marine purchased a $48.2 million closed-end pool of fixed rate second lien home equity loans from Residential Funding Corporation, a division of General Motors Acceptance Corporation. The purchased pool included 965 loans with a weighted average yield of 10.0%, term to maturity of 17.5 years, LTV ratio of 94%, borrower DTI ratio of 40%, and FICO score of 709. During the second quarter of 2006, CIB Marine purchased a $47.8 million pool of fixed rate second lien home equity loans from Residential Funding Corporation. The purchased pool consisted of 989 loans with a weighted average yield of 9.5%, term to maturity of 17.3 years, LTV ratio of 91%, borrower DTI ratios of 39% and FICO score of 713.” As was stated in previous years’ financial statements, the problems with the purchased home equity portfolio began in 2007. On page 48 of the 2007 Form 10-K was the following: “Beginning in the third quarter of 2007, the quality of the two loan pool purchases deteriorated in part due to the deterioration in the housing markets and the sudden and significant tightening of credit standards and reduction in credit availability in the mortgage finance markets.” In management’s judgment at the time of acquisition, full contractual payment of the receivables was expected.

On page 49 of the 2010 Form 10-K, CIB Marine sets forth the geographic areas where the collateral is located: “At December 31, 2010, purchased home equity pools were distributed across the U.S., with the largest concentrations in Texas (15%), California (9%), Georgia (5%), Virginia (5%), Washington (5%) and Minnesota (4%). At December 31, 2009, purchased home equity pools were distributed across the U.S., with the largest concentrations in Texas (14%), California (10%), Virginia (6%) and Georgia (5%).”

In addition, CIB Marine disclosed the following in the Risk Factors section on page 20 of the 2010 Form 10-K:

“The purchased home equity loan pools create special risks which may cause charge-offs and the allowance for loan losses to increase.

The determination of the level of the allowance for loan losses for the purchased home equity loan pools is based on various factors including, but not limited to, historical charge-off for the pool of loans, the level of current delinquencies in the portfolio and their corresponding loss estimates, the qualitative factors regarding credit risks, expected future pay downs and prepayments, economic conditions and other environmental factors. Since 2008, CIB Marine has charged-off the full amount of outstanding individual loan balances in the home equity loan pools once the respective loan became 90 days past due. An estimate of losses within the home equity loan pools is included in the allowance for loan losses and monitored monthly to help ensure that the actual charge-offs are tracking against loss expectations. As necessary, and as with other loan assets, adjustments are made to the allowance for loan loss to account for further deterioration in credit quality. There can be no assurance that future losses will match the loss expectations, which could result in increased levels of loan loss provisions and charge-offs, negatively impacting the consolidated results of operations.”

CIB Marine agrees to revise its disclosures in future filings as recommended. Accordingly, the Management Discussion and Analysis (“MD&A”) on page 40 and Note-2 Summary of Accounting Policies-Loans and Allowance for Loan Losses on page 74 of the 2010 Form 10-K will be amended in future filings to add the proposed language below:

“At such time that these pools were acquired in 2006 and 2007, the loans were newly originated with current FICO scores and appraised values, and were performing and not past due. Based on our analysis, there were no identifiable incurred losses for any of the loans and full contractual payment was expected (consistent with the premium paid to acquire the loans). As a result it was determined that the acquired loans individually or on a pool basis did not indicate evidence of credit deterioration and as such ASC 310-30 did not apply at the dates of acquisition.”

In addition, the Company proposes to provide expanded language in future SEC filings as shown in Comment 4(f) below on how reserve levels are determined for the purchased home equity pools.

Loan Review, page 42

3.

Comment: Please revise to disclose how often outsider vendors review your loans, when the loans were last reviewed and what procedures management performs to validate the results of the reviews.

Response: CIB Marine has engaged knowledgeable outside vendors to perform loan reviews annually with the most recent review being performed during the third quarter of 2010. The selection of the outside vendor is part of a periodic Request for Proposal undertaken at the direction of the Board of Directors and reviewed by the Audit Committee. Management compares the results of the loan reviews performed by the outside vendors to its analysis and utilizes the external results in support of current or changed credit ratings and classifications, as well as changes to any procedures and processes deemed applicable. During its most recent loan review performed during the third quarter of 2010, no credit risk ratings exceptions were noted. The outside vendor-produced Loan Review Report is also presented to CIB Marine’s Board of Directors for review along with discussion from management about how and when issues or credit grade differences are being addressed.

Additionally, CIBM Bank (“Bank”) is subject to periodic regulatory examination as detailed on page 73 of the 2010 Form 10-K. Such examinations review loan credit classifications and the adequacy of the allowance for loan losses. Similar to the process described above related to the outside vendor review, management presents the regulatory examination findings to the Board of Directors, along with its discussion of how and when issues or credit classification differences are being addressed.

The Company agrees to revise its disclosures in future filings as recommended. Accordingly, the sample disclosure on page 42 of the 2010 Form 10-K will be revised in future filings as proposed below:

“CIB Marine has engaged knowledgeable outside vendors, approved by the Board of Directors, to perform loan reviews annually, with the most recent review having been performed during the third quarter of 2010. Management compares the results of such reviews to its own internal analysis and utilizes the results in support of current credit risk ratings and classifications.”

Allowance for Loan Losses, page 44

4.

We note your disclosures and related information including certain Guide III disclosures and information provided as part of your Management’s Discussion and Analysis as it relates to your asset quality and the allowance for loan losses for the years presented. There are, however, various levels at which we are unclear how and why you determined that your periodic loan loss provisions and your allowance for loan loss ending balances were appropriate under GAAP for each of the last three years ended December 31, 2010, and for the quarterly periods during this time. In order for us to better understand the judgments and views management contemplated in making their ultimate determinations in this area, please tell us how the following factored in to your ultimate quarterly and year-end conclusions that both the provision for loans losses and the allowance for loan losses balances were appropriate at the time management prepared their financial statements.

•

(a) Comment: We note that for 2008, 2009 and 2010, both gross and net charge-offs exceeded the beginning balance of your allowance for loan losses. Please explain how you concluded that the respective beginning allowance for loan loss balances were appropriate as these actions required you to take provisions exceeding $15 million in 2010, over $27 million in 2009 and $22 million in 2008. As management replenished the allowance for loan losses during these periods, please discuss what considerations were given to reassessing the appropriateness of the allowance in previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.

Response: On pages 72 and 73 of the 2010 Form 10-K, the Company outlines its allowance for loan loss and charge-off policies. Such credit quality analysis of the loan portfolio is performed at least quarterly based on U.S. Generally Accepted Accounting Principles (“GAAP”). Such accounting guidance includes reviewing the Financial Accounting Standards Board (“FASB”) amendment to ASC 855 Subsequent Events, which sets forth the period after the balance sheet date during which management shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, and the circumstances under which entities shall recognize such events after the balance sheet date in its financial statements. CIB Marine’s policy is consistent with the FASB Accounting Standard Codification (“Codification”), which provides: “It is usually difficult, even with hindsight, to identify any single event that made a particular loan uncollectible. However, the concept in GAAP is that impairment of receivables shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions existing at the date of the financial statements.”

Information that may be used to determine whether a loan is impaired includes, but is not limited to: (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy that impairs the borrower’s ability to adequately meet its obligations. The triggering events or other facts and circumstances that impact the Company’s decision to charge-off all or a portion of a loan, rather than to record a reserve with respect to the loan, are based on similar events or circumstances along a continuum.

When there is information available to confirm that all or a portion of a specific loan is uncollectible, regulatory guidance and the Company’s loan policy require that the uncollectible amount be promptly charged-off against the allowance for loan and lease losses. When a charge-off is taken on a loan, the negative event(s) or circumstance(s) have generally developed to the point that CIB Marine is able to ascertain with more certainty the uncollectible nature and uncollectible amount of the loan. The timing of a charge-off versus a reserve differs based on definitions provided by the Codification and regulatory guidance.

The Company’s estimate of the appropriate allowance for loan losses does not have a targeted reserve to nonperforming loan coverage ratio. Management’s allowance methodology includes an impairment analysis on specifically identified loans defined as impaired by the Company and an assessment of groups of loans evaluated collectively for impairment, as well as other qualitative and quantitative factors (including, but not limited to, historical trends, risk characteristics of the loan portfolio, changes in the size and character of the loan portfolio, and existing economic conditions) in determining the overall appropriate level of the allowance for loan losses.

The provision for loan losses is predominantly a function of the Company’s reserving methodology and judgments as to other qualitative and quantitative factors used to determine the appropriate level of the allowance for loan losses, which focuses on changes in the size and character of the loan portfolio, changes in levels of impaired and other nonaccrual loans, historical losses and delinquencies on each portfolio category, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, the fair value of underlying collateral, and other factors which could affect potential credit losses.

This Comment Letter requests further information for the purchased home equity portfolio and the total loan portfolio. Below in Table 1 is an analysis of certain information isolating the purchased home equity portfolio, which includes out-of-market loans, from the remainder of the loan portfolio and showing allowances at the beginning of each year, net charge-offs, the difference between the allowance and the net charge-offs and a summary of some of the significant causes that contributed to the observed difference between net-charge-offs and beginning allowances for loan losses each year. These significant causes include the effect on net charge-offs of transferring loans to held for sale and the effect on net charge-offs of deteriorating conditions for impaired loans. The later meaning the difference between net charge-offs for impaired loans through the year and the allowance for loan losses for impaired loans at the beginning of each respective year, excluding the effects of loans transferred to held for sale.

Table 1

	2010	2009	2008
	(Dollars in millions)
Allowances for loan losses at the beginning of each year
Purchased home equity pools	$3.9	$4.9	$5.3
All other loans
Impaired	3.9	3.8	3.8
Evaluated collectively	8.4	10.5	11.6
Total allowance for loan losses	$16.2	$19.2	$20.7

Net charge-offs
Purchased home equity	$4.8	$11.5	$12.1
All other loans	12.1	18.9	11.6
Total	$16.9	$30.4	$23.7

Difference between beginning allowance for loan losses and net charge-offs	(0.7)	(11.2)	(3.0)

Net Charge-offs Attributable to:
Transfer to held for sale	$1.4	$3.7	$0.5
Impaired loans	7.5	9.1	2.6
Total	$8.9	$12.8	$3.1

The methodology analysis of the allowance for loan losses for the purchased home equity pools at each of the periods above is presented in response to Comment 4(f) below.

As shown in the response to Comment 4(b) below, the five largest nonaccrual loans comprise 48% of the total impaired balance as of December 31, 2010. When a large commercial loan deteriorates and moves from a ‘group of loans’ assessed collectively and defined by unique segment and credit risk category to an impaired state individually evaluated for impairment, the level of reserves necessary as the credit migrates increases. As significant declines occurred in the commercial real estate environment, risk category changes occurred which resulted in increased loss rates. By way of example, as shown on Exhibit A, the nonaccrual loan identified as Loan C migrated from Pass to Special Mention to Substandard evaluated individually for impairment and its related allowance for loan loss increased from $31,000 at December 2009 to $76,000 at March 2010 to $882,000 at December 2010. This loan highlights three things: 1) the increased incurred-loss estimate as the credit risk category deteriorates; 2) the significant affect of a loan measured collectively for impairment that deteriorates and gets measured individually for impairment (i.e. the difference is substantial in dollars and percentage change between the $882,000 incurred loss estimate when measured individually for impairment as a Nonaccrual Substandard loan and $76,000 when measured collectively for impairment as part of a Special Mention construction and development loan); and 3) the sudden impact of significant declines in collateral values related to large-dollar commercial real estate and construction loans which are held in the portfolio.

In addition, during the longer period of deteriorating economic conditions, as CIB Marine was experiencing, the period of time can be relatively short between when the facts about a loan cause it to be impaired and when a charge-off should be made. As shown in the table above, the significant level of charge-offs taken during the three-year period, excluding the purchased home equity pool, were associated with impaired loans. Large dollar impaired loans in this economic environment showed rapid deterioration in collateral value from the beginning to the end of each year resulting in large net-charge offs relative to beginning allowance for loan losses. For loans identified in Comment 4(b), this resulted in differences between net charge-offs recorded during a year and the beginning of the year specific allowance for loan loss reserves related to each identified loan of $8.2 million in 2009 and $7.0 million in 2010.

Two examples of other triggering events that impacted the level of charge-offs in periods are discussed in the 2010 Form 10-K as follows:

(1)

As explained in more detail in response to Comment 4(f) below, CIB Marine changed its policy regarding charge-offs on purchased home equity pools in the second quarter of 2008 to write-off 100% of the outstanding principal balance of each loan in the purchased home equity pools when it becomes 90 days past due. Such change resulted in an acceleration of charge-offs on an ongoing basis for this portfolio segment.

(2)

On page 38 of the 2010 Form 10-K, the following comment was made regarding loans which impacted the provision and charge-offs during the period: “During 2009, CIB Marine management transferred $10.1 million of these loans to loans held for sale and accordingly charged-off $3.9 million to the allowance for loan loss to reflect their estimated fair value as a loan held for sale. CIB Marine is using a variety of methods to sell these loans in an effort to increase its cash balances.” In this example, the decision to transfer loans from the portfolio to loans held for sale in the fourth quarter of 2009 resulted in the immediate charge-off of $3.9 million to the allowance for loan losses in accordance with GAAP, $3.7 million of which was not previously reserved for.

As described throughout CIB Marine’s 2010 Form 10-K, the methodologies the Company uses to estimate the allowance for loan losses depends upon the impairment status and portfolio segment of the loan. For the commercial and commercial real estate segments, CIB Marine uses a comprehensive loan credit risk rating system to assign probability of default and loss for each loan. The credit quality indicators discussed subsequently are based on this rating system. Probability of default and loss is assigned based on both financial and statistical models and officer judgment weighing relevant other analysis about credit risk. The Company creates groupings of these ratings for each loan segment and calculates historic loss rates using a loss migration analysis that attributes historic realized losses to historic loan rating balances over the time period of the loss migration analysis, ranging from the previous 6 to more than 60 months.

For the consumer loan segment, CIB Marine uses historical loss analysis to estimate probable losses. Based on delinquency status, loans are migrated into higher credit risk categories with higher loss rates and eventually to loss.

After applying historic loss experience, as described above, the Company reviews the quantitatively derived level of allowance for loan losses for each segment using qualitative criteria. CIB Marine tracks various risk factors that influence its judgment regarding the level of the allowance for loan losses across the portfolio segments. Primary qualitative factors that are considered and adjusted against the Company’s quantitative models include:

•

Asset quality trends

•

Risk management and loan administration practices

•

Risk selection and underwriting practices

•

Existence and effect of any portfolio concentrations

•

National and local economic conditions

•

Industry conditions

•

Data availability and applicability

CIB Marine reviews changes in these factors to ensure that changes in the level of the allowance for loan losses are consistent with changes in these factors. The magnitude of the impact of each of these factors on the Company’s qualitative assessment of the allowance for loan losses may change from quarter to quarter according to the extent these factors are already reflected in historic loss rates and according to the extent these factors diverge from one another. The Company also considers the uncertainty inherent in the estimation process when evaluating the allowance for loan losses. Through the process described above, management determines the appropriateness of its level of the allowance for loan loss reserve and in the recognition of recording losses in proper periods.

•

(b) Comment: In order for us to have a full and complete understanding of how you have followed and applied your allowance for loan loss methodology in a manner consistent with GAAP and your specific accounting policies as they relate to loan classification, migration of loans through nonperforming loan categories, recognition of loan impairment and any appropriate and timely decreases in the fair value of collateral by way of incremental loan loss provisions and/or partial and full charge-offs of respective loans under review, please provide a timeline for the five largest charge-offs recognized in both 2009 and 2010 as well as your five largest nonaccrual loans at December 31, 2010:

o

Loan origination date, amount and classification;

o

Specific triggering events or specific circumstances (by date) which resulted in changes to loan classification;

o

The underlying collateral supporting the loan;

o

The dates of the last two appraisals and a discussion of the findings associated with each appraisal or alternative fair value determination and how they were used in determining specific loan loss provision amounts, partial and/or full charge-offs; and

o

Other specific information relevant to the loan such as any loan restricting or other loan workouts associated with any residual loan balance or current balance-especially for those currently in nonaccrual status, etc.

Response: See Exhibit A – Item 4(b) for specific loan information. This information also lends further documentary support to the Company’s response to Item 4(a).

•

(c) Comment: Describe the kind of triggering events you considered when determining the amount and timing of your loan loss provisions. Given that there was rapid deterioration in economic conditions in a few quarters noted both nationally and regionally in the specific markets and states you operate in, primarily during late 2008 and early 2009, we are unclear why you would have a prolonged period of relatively high loan loss provisions for almost 12 quarters.

Response: See response to Comment 4(a) above for description of the process of triggering events that are considered each reporting period and a further elaboration of the prolonged period of economic deterioration and deteriorated conditions, and 4(b) for a similar discussion related to the purchased home equity pools. On page 45 of the 2010 Form 10-K, a five-year summary of charge-offs and provision for loan losses by portfolio segment is shown. The provision for loan losses was $22.2 million in 2008, $27.4 million in 2009 and $15.3 million in 2010. While the period of rapid deterioration as you described occurred in 2008 and 2009, as CIB Marine described on page 35 of the 2010 Form 10-K, “during 2010, commercial real estate markets continued to show signs of stress and deterioration contributing to elevated levels of charge-offs and provisions.” Furthermore, on page 45 of the 2010 Form 10-K the Company stated “the economy has not fully recovered and unemployment levels continue to be historically high.” Finally, real estate values continue to decline, which has a pronounced effect on charge-offs and the related provision for loan losses for commercial real estate and construction and development loans. The elevated levels of the provision for loan losses will continue until the amount of higher credit risk category loans decreases significantly and then remains at lower levels. These statements from CIB Marine’s 2010 Form

10-K reflect the Company’s disclosure that there remains ongoing risk that there may be additional losses or expected future trends may lead to additional losses. However, in accordance with GAAP, at each measurement date, the Company only reserved for probable incurred losses or charged-off those loans based on the information available to it at that time. Thus it would have been inappropriate to recognize any additional possible losses even though, as stated in ASC 310-10-35-4b, “it may be probable based on past experience that such losses will be incurred in the future.”

A number of triggering events are specifically described related to both the timing of charge-offs and necessary provisions to the allowance for loan losses in CIB Marine’s response to Comment 4(a) above.

•

(d) Comment: Given the significant amount of nonperforming loans on your books, please address the impact of obtaining timely appraisals for those nonperforming loans or other alternative sources of fair value determinations which you were required to obtain to appropriately value the collateral on a timely basis. Tell us whether or not you experienced any delays internally in indentifying the actual loans/credits which required appraisals. While we note your appraisal policy as presented on page 43, it remains unclear to us how often you used alternative sources of value other than appraisals and how this may have impacted your overall valuation process, as well as the amount and timing of related loan loss provisions and charge-offs. If there have been significant variances in the total amount of “lapse time” from the time you order an appraisal to receipt during the last three years due to any internal or external factors, such as the number of nonperforming loans, availability of qualified appraisers to perform their work on a timely basis or any other significant contributing factors, please explain in a detailed and thorough manner with a view of how your financial statements have been impacted, etc. Please discuss on a disaggregated basis by the specific markets you operate in if you have had varying experiences in this regard.

Response: The Company’s appraisal policy is that the useful life of an appraisal or real estate valuation will vary depending upon the circumstances of the property, the marketplace, and the underlying LTV ratio. Existing appraisals can be used if they are less than one year old and if there have been no obvious or material negative changes in market conditions or physical aspects of the property. Factors causing material negative changes to reported values may include (1) the passage of time, (2) market volatility, and/or (3) availability and pricing of financing.

Given that there have been significant negative material changes due to the ongoing economic environment, and in particular in the real estate markets, CIB Marine may order updated appraisals at the time a borrower begins to show financial stress. This typically coincides with management’s reassessment of the borrower’s creditworthiness and results in a downgrade within the Company’s credit risk rating system.

In calculating the fair value of collateral for collateral-dependent loans, which is used in determining the adequacy of the allowance for loan losses, CIB Marine requires 5% to 10% discounts from appraised value for selling expenses in measuring impairment. In addition, the appropriateness of appraisals that are more than six months old are considered in evaluating impairment for these collateral dependent loans. Items considered in determining the appropriateness of adjustments to these appraisals include further recent market deterioration, the property type and condition, and other valuations or sales of comparable properties. If these loans are on nonaccrual status, greater emphasis is placed on liquidation value as a basis for identifying potential impairment. CIB Marine continuously re-assesses the timeliness and propriety of appraisals for collateral dependent loans, especially in volatile real estate markets such as Arizona. The Company uses a variety of sources, such as recent sales of loans and sales of other real estate owned (“OREO”), to validate the collateral values used to determine the amount of loss exposure at the measurement date. While CIB Marine has not experienced significant delays in obtaining appraisals from outside sources, rapidly deteriorating conditions in the commercial real estate and housing markets, especially during the periods from 2007 through the first half of 2009, resulted in the determination that the collateral underlying many loans was insufficient to cover the Company’s recorded investment in such loans. These market conditions resulted in CIB Marine’s loan portfolio experiencing significantly higher incidences of default and a significant increase in loss severity in 2008, 2009 and continuing into 2010. While market conditions improved slightly in the Company’s markets in 2010, the level of losses and nonperforming loans remain elevated. Additionally, the Company, like many others in the financial institutions industry, has found that appraisal values have significantly fluctuated year-over-year due in many cases to the unusual nature of the economy during the last few years and coupled with few recent sales comparables, especially for commercial real estate. For example, the Company’s two appraisals over a 24-month period for undeveloped land in Nevada revealed an unprecedented reduction in appraised value of approximately 80% in value.

•

(e) Comment: Regarding the adjustments you make to appraisals, please discuss in more detail how they are determined, how you validate them and discuss their effect on your allowance for loans losses and the provision in each period presented.

Response: In addition to regulatory and on-going internal credit monitoring of credits, when a loan has deteriorated to a credit risk category of special mention or worse, credit administration performs an overall credit and collateral review. As part of this review, all underlying collateral is identified and the valuation methodology is analyzed and tracked. As a result of this initial review, the credit risk rating is reviewed and a portion of the outstanding loan balance may be deemed uncollectible or an impairment reserve may be established. In the case of commercial real estate collateral, an independent third party appraisal may be ordered from a Board of Director-approved appraiser list to determine if there has been any change in the underlying collateral value. These independent appraisals are typically reviewed as a matter of practice by a trained appraisal reviewer for the Company and may be adjusted depending upon market conditions. An appraisal is generally ordered at least once a year for these loans, or more often if market conditions dictate. In the event that the underlying value of the collateral cannot be easily determined, a detailed valuation methodology is prepared.

The factors causing material negative changes to reported appraisal values and the validation process used are noted in the response to Comment 4(d) above. Properties held in OREO and impaired loans are assessed at least quarterly to determine the amount of loss exposure at each reporting period date. Negative adjustments during a period to collateral-dependent loans are processed through the provision and allowance for loan losses. Impairment write-downs of OREO are reported as operating expenses.

•

(f) Comment: Please provide us the charge-off rates for the purchased home equity loans for each quarter since the date of acquisition. Provide an expanded discussion of the “reserve” level for these loans as referenced in Note 2 to the financial statement on page 73.

Response: As stated on page 73 of the 2010 Form 10-K, “the reserve level for the purchased home equity pool is based on loss migration analysis for that pool, economic conditions such as overall employment data, stability of home prices in the states where the largest concentration of mortgages are held, delinquency trends of the portfolio, and levels of loan modification activity.” Similar to the procedure described in response to Comment 4(a), at each reporting period, loss rates are applied to the balances comprising the following segmentation: 1) 27-56 days past due, 2) 57-89 days past due and 3) and current. The balance of any loan more than 89 days past due is charged-off in its entirety. The loss rates for each delinquent segment are based on the recent three-month moving average statistics and for current loans based on elevated historical loss rates for home equity loans. The calculated reserves are then stressed to get a better understanding of possible future loan losses that have not yet been incurred. Estimated monthly loss projections inherent in the allowance for loan losses are then compared to actual losses and adjustments to the allowance for loan losses, if necessary, are determined. Since settlement statements on the purchased home equity pools are always received on a lag basis, information received on monthly activities are reviewed to determine the appropriateness in accordance with ASC 855. The primary locations of the outstanding loans at each reporting period has changed over the past three years. For example, 30% of the balances originally were from the states of California, Arizona, Nevada, Michigan and Florida. As of December 31, 2010, the outstanding balances in these five states represent 17% of the total outstanding principle balances. As economic conditions in the real estate markets throughout the country deteriorated generally, but unevenly, during the periods 2008-2010, the level of delinquencies and the associated calculation of the allowance for loan losses have fluctuated significantly. While acknowledging the uncertainty in the estimation process when evaluating the allowance for loan losses, management determines, through its processes described above and undertaken at least quarterly, the appropriateness of its level of the allowance for loan losses.

Table 2

	ALL/Loans	Net Charge-offs	Loans Outstanding	ALL at period end
	(Dollars in thousands)
2006
1st quarter	--%	$--	$--	$--
2nd quarter	1.80	--	47,804	859
3rd quarter	1.80	--	45,358	815
4th quarter	2.53	--	42,254	1,070

2007
1st quarter	2.74%	$93	$87,178	$2,390
2nd quarter	2.74	285	82,165	2,252
3rd quarter	5.53	374	77,501	4,289
4th quarter	7.34	1,171	72,204	5,299
Total		$1,923

2008
1st quarter	7.35%	$1,315	$69,027	$5,076
2nd quarter	5.01	5,555(1)	60,133	3,013
3rd quarter	10.40	2,262	56,444	5,872
4th quarter	8.68	2,922	52,154	4,525
Total		$12,054

2009
1st quarter	8.53%	$3,463	$46,798	$3,992
2nd quarter	10.00	3,003	42,090	4,209
3rd quarter	14.71	3,282	37,337	5,491
4th quarter	11.01	1,731	35,054	3,861
Total		$11,479

2010
1st quarter	8.47%	$1,319	$32,988	$2,793
2nd quarter	6.53	1,085	30,725	2,007
3rd quarter	6.51	1,216	28,501	1,856
4th quarter	8.71	584	26,975	2,349
Total		$4,204

(1) As stated on page 51 of the 2010 Form 10-K, “CIB Marine changed its charge-off policy in 2008 to 100% of the outstanding principal balance of each loan in the purchased home equity pools when it becomes 90 days past due.”

Some observations about the history of the purchased home equity loan loss reserves by period are outlined below:

2006: As shown above, no charge-offs occurred in the portfolio.

2007: Still early in the deterioration of residential real estate markets, contraction in credit availability and general economic environment; delinquencies and net charge-offs trends coupled with the economic conditions caused the Bank to increase loan loss reserves significantly - by more than double the net charge-offs for the year - even though balances had declined. The second half of 2007 saw the more pronounced increase in delinquencies and beginning of the severe tightening in credit availability and problems in the mortgage banking and credit markets in general, consistent with evolving economic conditions. As a result the loan loss reserve levels increased.

2008: As highlighted by footnote 1 of the table, during the second quarter a new policy to fully charge-off all loans past due 90 days or greater was adopted causing an increase in net charge-offs against allocated reserves. This was partially the result of the Company’s growing experience and outlook for these loans in a rapidly deteriorated and deteriorating market. In addition, in the second half of 2008 growing delinquencies and migration of those delinquencies to charge-offs continued to expand causing resulting increases in net-charge-offs as well as higher loss rates to be assigned in the later part of 2009 and into 2010. CIB Marine responded by increasing its reserves to their peak level in dollars in the third quarter of 2008 due to increased estimates of probable incurred losses.

2009: As new information continued to emerge about the depth of the economic recession and the severity of the affects on credit availability for borrowers, real estate valuations and labor markets and the Company’s reaction and response was to increase further its reserve rates for the purchased home equity pools. Delinquencies continued a trend higher into the second and third quarters of 2009 along with the unfolding deterioration in economic conditions, much of which was observed on a lagged basis. Delinquency rates peaked in the purchased home equity pools in the third quarter in 2009. This is also the period in which the Company experienced the highest loss rate assigned. CIB Marine then experienced some receding delinquencies in the fourth quarter and with a general trend of improvement from that point forward, the Company began to see trends towards reduced delinquencies and net charge-offs.

2010: The general improvement trend during the fourth quarter of 2009 extended into the first half of 2010. This trend began to stall in the second half of 2010, but certain elements of the trend such as the amount of loss experience coming from recently past due loans continued in a favorable trend. However, due to CIB Marine’s concerns for the stall and reversal in delinquencies, continued elevated foreclosures and the ongoing depression in the housing market marked by further declines in home values as well as the lack of meaningful job growth, CIB Marine increased its loss factors and therefore, its reserves in the fourth quarter of 2010. Also, in the fourth quarter, the Company requested that the seller of the pools repurchase certain loans previously charged-off due to underwriting or documentation issues of the underlying the loans requested for repurchase. While none of the requested loans were approved for repurchase as of December 31, 2010, the Company was hopeful that recoveries would occur in 2011 and since that time, a number of these loans have been repurchased representing a subsequent recovery and additional work is being done to pursue additional recoveries where deemed appropriate.

CIB Marine proposes to expand the language in future SEC filings as follows:

“Probable incurred losses that are reasonably estimable are calculated using loss rates derived from recent experience of delinquent loans charge-offs and loss rates assigned to performing loans. The loan loss reserves are set within a range of the loan loss reserve estimates based on current trending net charge-off rates for the segment and after considering other environmental factors, including housing and labor market conditions.”

Furthermore, in the MD&A sections of its future SEC filings, CIB Marine will expand its disclosure in the Allowance for Loan Loss discussion to inform the readers of either positive or negative portfolio results in the purchased home equity pools and expand on the overall economic trends in the geographic concentration areas of the pools that were relevant to the determinations made about the loan loss reserves being appropriate.

5.

Comment: Please revise here and in the footnotes to the financial statements to disclose whether management believes that the allowance for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

Response: CIB Marine will adjust the narrative in the ALL sections of future filings to remove the term “adequate” and insert the phrase “appropriate under GAAP” to describe the level of the reserve. Similar adjustments will also be made in the MD&A areas of the filings and in the footnotes to the financial statements. The additional proposed language to be added in subsequent filings to Note 2-Summary of Significant Accounting Policies-Loans and Allowance for Loan Losses is as follows:

“A provision for loan losses, which is a charge against earnings, is recorded to bring the allowance for loan losses to a level that, in management’s judgment, is appropriate to absorb probable incurred losses in the loan portfolio in accordance with GAAP.”

6.

Comment: We note the reference to footnote (1) in your tables of certain statistical information by portfolio segment; however, we are unable to locate the cross-reference(s). Please revise or advise.

Response: In the portfolio segment information contained on pages 46-49 of the 2010 Form 10-K, the format of the tables is similar for each of the seven segments. The footnote referenced in each of the seven tables is shown once at the conclusion of the tables on page 49. In subsequent filings, the Company will modify its presentation to show the footnote referenced with each of the respective segment tables.

Nonperforming Assets, Restructured Loans and Loans 90 Days or More Past Due and Still Accruing, page 49

7.

Comment: Please revise to provide a more detailed discussion of when you return non-accrual TDR to accrual status.

Response: In the Nonperforming Assets, Restructured Loans and Loans 90 Days of More Past Due and Still Accruing section on page 49 of the 2010 Form 10-K and in Note 2-Significant Accounting Policies on page 72 of the 2010 Form 10-K, CIB Marine discusses nonaccrual troubled debt restructuring (“TDRs”) and states in general terms the criteria for returning such loans to accrual status as follows: “A TDR on nonaccrual status is classified as a nonaccrual loan until evaluation supports a reasonable assurance of repayment and of performance according to the modified terms of the loan.” The Company will propose to add the following language to the policy in relevant sections of subsequent filings:

“Troubled debt restructurings on nonaccrual status generally remain on nonaccrual status until the borrower’s financial condition supports the debt service requirements and at least a six-month payment history is sustained, and in some cases, a longer period is required.”

Financial Statements

General

8.

Comment: Please revise future filings to incorporate all the disclosures requirements of ASU 2010-20 into the footnotes of the financial statements. Disclosures under authoritative literature are required to be audited.

Response: CIB Marine will incorporate all the disclosure requirements into future SEC filings.

Note 4 Securities Available for Sale, page 77

9.

Noting the unrealized loss on your trust preferred securities, please address the following:

a)

Comment: Please provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2010. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Response: As shown on page 80 of the 2010 Form 10-K, the trust preferred securities (“TPS”) are represented by four securities – PreTSL 23 C-FP, PreTSL 26 B-1, PreTSL 27 A-1 and PreTSL 28 A-1. To analyze these TPS for other-than-temporary impairment (“OTTI”), the Company began with the collection of a number of analyses and supporting documentation, including: 1) discounted cash flows analysis for multiple scenarios as provided by an outside service provider (“SP-A”), 2) discounted cash flow analysis prepared by an alternative external service provider (“SP-B”) for securities PreTSL 23 C-FP and 26 B-1, 3) discounted cash flow analysis and written narratives provided by SP-B based on prior periods for PreTSLs 23 C-FP and 26 B-1, 4) current ratings by Standard & Poor’s, Moody’s and Fitch as provided by Bloomberg Finance, L.P., 5) current listings of deferred and defaulted borrowers within the collateral pools for each issue as provided by SP-A, 6) current stress analysis for the respective issues as provided by SP-A, 7) collateral performance financial performance as provided by SP-A, 8) deal cash flow analyses as provided by SP-A using a financial model along with supporting assumptions, 9) analysis of ratings and financial information of all individual issuers represented in the collateral pools as provided by SP-A, 10) note valuation reports showing current pay status and collateral test status from the collateral trustees as provided by SP-A, and 11) history of market value and amortized costs over the past year and longer.

Next, for each of the securities, the following are reviewed and assessed: 1) key assumptions such as relevant default scenarios, recovery rates, prepayment rates and discount rates, 2) derived cash flows based on assumptions and the modeled security structures including both senior and subordinated tranches in relation to the payment waterfall rules, 3) historical bank failure rates in the industry, 4) deferrals and defaults for the period, 5) issuer financial conditions and indications of future default, 6) credit ratings and related changes, 7) the length of time securities fair values are less than their book value, and 8) levels of excess/(shortfall) of collateral coverage and the amount of additional defaults that would be necessary to either cause a collateral deficiency or OTTI. For this information, a determination is made as to whether OTTI is evident in the security and whether or not the discounted cash flows represent reasonable estimable amounts, as well as whether other factors or adverse adjustments should be considered.

All the third party analyses agreed with CIB Marine’s analysis in every case in that they resulted in no additional credit related OTTI beyond what the Company was reporting.

Through this analysis, PreTSLs 27 A-1 and 28 A-1 have been and continued to be deemed fully collectible over the Company’s holding period to maturity; and PreTSLs 23 C-FP and 26 B-1 have been deemed to have credit-related OTTI in that the book value is less than the fair value and that difference is not deemed to be fully recoverable. PreTSLs 23 C-FP and 26 B-1 are collateral deficient but due to the waterfall payment rules these deficiencies are currently projected to be resolved prior to or at maturity. As a result, the full difference between the book value (after the aforementioned impairment losses) and fair value has not been deemed to be credit-related OTTI.

b)

We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected.

•

Comment: Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

Response: The discount rate used to calculate the present value of the cash flows for the OTTI analysis is the current Index Rate (3 Month US Dollar LIBOR Rate) plus the original discount spread. Each of the TPS is variable rate. In future filings the Company will state the following within Note 4-Securities Available for Sale on page 80 of the 2010 Form 10-K:

“From these projected cash flows, expected credit loss outcomes through maturity were derived for CIB Marine’s security holdings. (add the following) To determine whether or not OTTI is evident, the projected cash flows are discounted using the Index Rate plus the original discount margin. The Index Rate for each security is the 3 Month US Dollar LIBOR rate (“LIBOR”). The discount rates are as follows: LIBOR + 0.73% for PreTSL 23 C-FP, LIBOR + 0.56% for PreTSL 26 B-1, LIBOR + 0.30% for PreTSL 27 A-1, LIBOR + 0.90% for PreTSL 28 A-1.”

•

Deferrals and defaults:

a.

Comment: Please tell us in detail how you develop your estimate of future deferrals and defaults.

Response: There are many sources of information that are used to determine CIB Marine’s estimate of future deferrals and defaults: 1) deferral and default projections that track the episode representing 1988 and 1992 as provided by SP-A and included in the service provider OTTI cash flow analyses, 2) other deferral and default scenarios provided by SP-A used to simulate potential other outcomes and gain an understanding of the sensitivity of changes to underlying assumptions, and 3) issuer-level financial analysis that is used to compare the aggregate of total potential deferrals and defaults to stress scenario analysis performed by SP-A, which identifies potential additional defaults and deferrals that would be required to ‘break the yield’ of the bond (an indication of OTTI in the security because ‘breaking the yield’ would mean that identified probable incurred losses in the collateral pool will result in a yield on the security itself that is less than the original yield).

b.

Comment: Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

Response: The Company’s practices are as follows:

1)

Management obtains third party OTTI analysis and reviews for reasonableness.

2)

Management performs its own independent analysis, including:

i.

Review of issuer on an issuer-by-issuer basis. The following are reviewed to assess whether issuer default is probable:

1.

Return on Average Assets

2.

Leverage Ratio and Tangible Equity Ratio

3.

Texas Ratio

4.

Nonperforming Loan to Total Loans

5.

Consideration of participation in TARP

6.

Fitch ratings (where reported)

ii.

Following specific issuer-by-issuer analysis, all issuers that were not specifically identified as specifically defaulting are then evaluated in aggregate basis using a longer term default rate.

iii.

Based on this analysis, management considers collateral that is expected to perform and evaluate security cash flow/waterfall structure to determine if OTTI is present.

Management compares its internal OTTI analysis to the report received from its third party for reasonableness and determination of whether OTTI needs to be recorded.

For the prior or current deferred issuers’ debt in the collateral pool, the following assumptions are used: 1) if a prior deferred or defaulted issuer’s debt has since ‘cured’ or resolved its deferral or default issue, the Company assumes no future deferral or default and full recovery, 2) for an issuer’s debt security that is currently defaulted, the Company assumes a 100% default and a 100% loss severity and 3) for an issuer’s debt that is currently deferred, the Company assumes a 15% recovery rate, which is the same as saying the Company expects that 85% will default with a loss severity of 100% and 15% will ‘cure’ or resolve and, hence, the loss severity is 0%. For future deferrals and defaults, the Company assumes they all start as deferrals with a 15% recovery rate, or an 85% default rate with a loss severity of 100% and a 15% cure rate with a loss severity of 0%.

In Note 4-Securities Available for Sale of the Financial Statements in future filing, the Company will revise the paragraph starting with “Key assumptions…” as follows:

“Key assumptions used in deriving cash flows for the pool of collateral for determining whether OTTI exists include default rate scenarios with annualized default rate vectors starting at 2.5% and declining towards 0.25% by year 2014, loss severity rates of approximately 85%, or a recovery rate of 15%, and prepayment speeds of approximately 1% per annum. All current defaults are applied a loss severity of 100%, or a recovery rate of 0%, and all current deferrals are applied a loss severity of 85%, or a recovery rate of 15%, with a 2 to 5 year recovery lag and all future deferral or default events are considered to be defaults with a 2 year recovery lag of 85%, or a recovery rate of 0%.

c.

Comment: Tell us and disclose in future filings your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

Response: The recovery rate is included in the analysis provided by the various third-party service providers based on both historical analysis and judgment, which have been reviewed and considered reasonable and appropriate, and within reason in relation to the early indications of recovery rates in the actual pools of collateral for the Company’s TPS.

For future filings CIB Marine will include the recovery rate assumptions for each security as outlined in the response provided for the prior comment Item 9(b) (b) above.

•

Prepayment rate:

a.

Comment: Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc.).

Response: Prepayments can result from events related to the underlying collateral that create excess cash flows used for optional redemption by the issuing company, purchases by income note holders, and auction sales. Excess cash flows may be used to redeem the most senior notes outstanding on or after certain dates; and in addition prepayments can result from cash flow diversions that occur from subordinated tranches when certain collateral limits are not met.

b.

Comment: Tell us and disclose in future filings your prepayment assumption and how you determine it.

Response: The Company assumes prepayments of 1% per annum for each of the securities. This nominal assumed rate of prepayment was formulated on the judgment that, based upon the legal availability and the plausible capacity to prepay warrants, some nominal amount of prepayment should be assumed.

For future filings CIB Marine will include the disclosure as outlined above under Deferrals and Defaults of this Comment 9.

c.

Comment: If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

Response: CIB Marine’s prepayment assumptions did not change during the year.

d.

Comment: Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.

Response: Increased prepayments of performing collateral would increase the probability that CIB Marine’s PreTSL 27 A-1 and PreTSL 28 A-1 would not have credit related OTTI and would be fully repaid, as is currently expected. Increased prepayments of performing collateral would likely increase the probability that CIB Marine’s PreTSL 23 C-FP and PreTSL 26 B-1 would have increased levels of credit-related OTTI, because the income streams in excess of payments due to senior tranches would not exist to resolve and correct collateral deficient positions in the future. A reduction from 1% to 0% would not likely have a material effect on any of these securities, given the small reduction and the fact that it would mean more future income from the collateral pools. This would increase the likelihood of future resolution and correction of collateral deficient positions, because it is the excess income above that required to be paid to the senior tranches that helps to achieve this through the term of the securities.

e.

Comment: If you used 0% as your assumption at December 31, 2010, please explain to us why you believe this is reasonable.

Response: The Company did not use 0% as its prepayment assumption at December 31, 2010.

f.

Comment: If you used 0% as your assumption at December 31, 2010, please provide us a sensitivity analysis of the change in credit loss at December 31, 2010 if you used a 1% prepayment assumption.

Response: The Company did not use 0% as its prepayment assumption at December 31, 2010.

c)

Comment: Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

Response: In accordance with ASC 310-20-80, CIB Marine reviews its financial statements and, in accordance with the accounting guidance, adjusts its financial statements or discloses in the Subsequent Events section of its filings any material changes that may include defaults or deferrals after the balance sheet date but before filing occurs. Actual subsequent defaults have generally been identified as an expected default based on the Company’s consideration of specific issuers as discussed at 9(b) (b) and subsequent events, from a default perspective, have not had a material impact on our OTTI analysis. For example, the Company’s Tier 1 leverage trigger provides for strong indication of forward (subsequent) defaults. Based on its review of deferrals and defaults evident during that period, the Company determined the changes were not material. For PreTSL 23 C-FP, the level of new deferrals and defaults net of “cures” during the subsequent period was $9.0 million or 0.7% of total collateral which is consistent with the default forecast as of the balance sheet date. For PreTSL 26 B-1, the level of new deferrals and defaults during the subsequent period was $3.5 million compared to $10.0 million in “cures” for a net improvement of $6.5 million. Hence no adverse material change was noted. For PreTSL 27 A-1, there were no new deferrals and defaults or “cures” for the subsequent period. For PreTSL 28 A-1, there were $5.0 million new deferrals and defaults with no cures amounting to 0.7% of total collateral. However, at the balance sheet date, there was $266 million of excess collateral for this most senior tranche, so there was no affect on the outcome of the OTTI analysis.

d)

Comment: Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulations S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Response: CIB Marine notes that the following are currently provided for each of the securities in Note 4-Securities Available for Sale on pages 80-81of the 2010 Form 10-K: class, book value, fair value, lowest rating assigned to the security, actual deferrals and defaults as a percentage of the original collateral. The remainder of the requested disclosures will be provided in future filings along with a clear disclosure of how the Company calculates excess subordination and a discussion of what the excess subordination percentage signifies, including relating to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

In the future the Company will state the following within Note 4-Securities Available for Sale, revising the table on pages 80-81 of the 2010 Form 10-K and adding an additional paragraph as follows:

The following will be added to the table for each of the PreTSLs with at least one rating below investment grade: “unrealized gain/loss, number of banks performing, a statement of the amount of expected deferrals and defaults used as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.” The following disclosure will be added to the footnote: “The excess subordination as a percentage of the remaining performing collateral is calculated by taking the difference of total performing collateral less the current class balances divided by the current class balances. The higher the ratio the more protection against future credit loss and the lower the ratio the greater the probability of future loss. A negative ratio does not necessarily mean there will be a loss since payment waterfall mechanisms may support a correction of the deficiency over time. These payment waterfall mechanisms are used in the analyses to determine the amount of credit related OTTI, if any.”

“All of the Trust Preferred Collateralized Debt Obligations have collateral pools and are not single-issuer securities. PreTSLs 27 A-1 and 28 A-1 are the most senior classes and PreTLSs 23 C-FP and 26 B-1 are mezzanine or subordinated classes, but not the most deeply subordinated.”

Note 5 – Loans and Allowance for Loan Losses, page 83

10.

Comment: We note your disclosure that you do not originate sub-prime loans or non-traditional residential real estate loans. Please expand this disclosure to specifically state whether you have in the past originated these types of loans and to specifically state whether or not you have any of these types of loans in your portfolio at each period present in your financial statements.

Response: Both currently and historically, CIB Marine’s residential real estate loans have been underwritten using conventional banking terms and underwriting processes. CIB Marine has not originated sub-prime or non-traditional residential real estate loans for CIBM Bank’s portfolio and the residential real estate loans presented do not include loans originated as sub-prime or nontraditional residential real estate loans. The Company proposes to revise in future filings the sentence in Note 5-Loans and Allowance for Loan Losses on page 86 of the 2010 Form 10-K that currently reads “CIBM Bank does not originate sub-prime or nontraditional residential real estate loans.” to read as follows:

“The residential real estate loans presented do not include nontraditional mortgage loans (i.e., pay-option, reverse mortgages or interest only). The home equity loans and the purchased home equity pools include some loans with interest only periods, but none with pay option or reverse mortgage terms, and loans where the LTVs at origination are greater than 90% but less than or equal to 100% without private mortgage insurance. Consistent with the Company’s loan policy, none of the residential real estate loans, home equity loans or purchased home equity pools include sub-prime originated loans (i.e., loans originated with a FICO less than 640) A limited amount (less than 10%) of residential real estate, home equity and purchased home equity pools were originated with FICO scores between 640 and 660 but none of these were originated with an LTV above 100% and other credit conditions needed to be met.

11.

Comment: Please revise to describe how management considers historical losses and existing economic conditions in the allowance for credit losses. Refer to ASC 310-10-50-11B for guidance.

Response: The appropriate level of allowance for credit losses is derived as described in Note 2-Summary of Significant Accounting Policies-Loans and Allowance for Loan Losses and Note 5-Loans and Allowance for Loan Losses, of the notes to consolidated financial statements appearing in the 2010 Form 10-K, an allowance estimate is established for specifically identified commercial and consumer loans determined to be impaired and evaluated individually to determine the impairment level using estimated fair value of underlying collateral, discounted cash flows, and/or other data available; all other loans are evaluated collectively for impairment in groups of loans with each segment assigned a unique loss rates. The loss rates are assigned at the portfolio segment level by credit risk rating, with each risk rating grade loss rate higher than the last, reflecting the higher credit risk. The loss rates for the vast majority of loan balances are determined as follows:

1)

The loan portfolio is segregated by segment for each period,

2)

The loans in each segment are further segregated by credit risk rating (there are 14 credit risk ratings used) for each period,

3)

Net charge-offs by each loan’s segment are applied historically to each applicable charged-off loan’s respective credit risk rating,

4)

Historical net charge-offs are aggregated by loan segment and credit risk rating for each period,

5)

Segmented net charge-off balances are divided by the loan balances of the same segment and credit risk rating to derive a loss rate,

6)

Statistics are analyzed for each loss rate and adjustments are made to reflect consistency in loss rates increasing over credit risk rating (i.e., if data is scarce in some grades) and other analysis.

Loss rates for the purchased home equity pools are discussed under 4(b).

The loss rates applied in the methodology are reviewed annually or more frequently as warranted for each of the credit risk ratings represented. Qualitative adjustments are made to loss rate allocations for other factors evaluated by management, such as limitations within the credit risk rating process, known current economic or business conditions that may not yet show in trends, industry or other concentrations with current issues that impose higher inherent risks than are reflected in the loss factors, and other relevant considerations.

In future SEC filings, CIB Marine will revise Note 2-Summary of Significant Accounting Policies-Loans and Allowance for Loan Losses on page 73 of the 2010 Form 10-K to add the statements as follows:

“The results are further revised based on managements’ review of relevant environmental factors and economic conditions, including borrower and industry concentrations; levels and trends in delinquencies, charge-offs and recoveries; changes in underwriting standards and risk selection; level of experience and ability of lending management; national and local economic conditions; industry conditions; effects of change in credit concentrations; and off-balance sheet positions. National and local economic conditions affecting interest rates, government spending, production (e.g., GDP), unemployment, real estate values, vacancy rates for residential and commercial properties factor into the Company’s judgment regarding any subjective adjustments for each portfolio segment that may be warranted.”

The above statement will replace the existing statement “The resulting estimates of losses for groups of loans are adjusted for relevant environment factors and other conditions…”

12.

Comment: Please revise to describe the risk characteristics of each loan portfolio segment. Refer to 310-10-50-11B (a)(2) for guidance.

Response: In subsequent SEC filings, CIB Marine will expand on the narrative set forth in the footnotes to the financial statements shown in the 2010 Form 10-K as described below:

“Credit risks within the loan portfolio are inherently different for each loan type. Credit risk is controlled and monitored through the use of lending standards, a thorough review of potential borrowers, and on-going review of loan payment performance. Active asset quality administration, including early problem loan identification and timely resolution of problems, aids in the management of credit risk and minimization of loan losses. The credit risk related to commercial loans is largely influenced by general economic conditions and the resulting impact on a borrower’s operations or on the value of underlying collateral, if any.

Credit risk is managed in a similar manner for commercial real estate and construction and development loans by employing sound underwriting guidelines, lending primarily to borrowers in local markets and businesses with established track records of quality construction, periodically evaluating the underlying collateral, and formally reviewing the borrower’s financial soundness and relationship on an ongoing basis. The credit risk associated with commercial real estate construction loans is generally confined to specific geographic areas but is also influenced by general economic conditions. Construction and development loans are subject to progress inspections and controlled advances. Speculative construction loans are maintained at a minimum, with a majority of such loans requiring pre-sale contracts or specified lease-up thresholds prior to construction commencement. Personal guarantees by principals of borrowing entities are a standard requirement and loans are typically variable rate with the rate set as a spread to either the prime lending rate or the 1-to-12 month US dollar LIBOR rate. Risks inherent in managing a commercial real estate portfolio relate to either sudden or gradual drops in property values as a result of a general or local economic downturn. A decline in real estate values can cause loan-to-value margins to increase and diminish CIB Marine’s or the Bank’s equity cushion on both an individual and portfolio basis.

CIB Marine controls the credit risk on these types of loans by making loans in markets familiar to developers, reviewing the merits of individual projects, controlling loan structure, and monitoring project progress and construction advances. Generally, the Bank requires a loan-to-value ratio of 80% of the lesser of cost or appraisal for owner-occupied transactions. A borrower’s ability to repay is analyzed and policy calls for a minimum ongoing cash flow to debt service requirement of 1.20 to 1, although most loans exceed this minimum. A board approved list of commercial real estate appraisers is maintained. Each appraisal is scrutinized in an effort to insure compliance with established appraisal guidelines and conformity with current comparable market values. The Bank generally requires personal guarantees on loans to closely-held entities as a matter of policy. Borrowers are required to provide, at a minimum, annual business and personal financial statements. Interest rate risk to the Bank is mitigated by using either floating interest rates or by fixing rates for an intermediate period of time, generally less than five years. In addition, loan amortization terms may be approved for up to a maximum number of months depending on the type of credit but not greater than 360 months for any loan, and maturity dates generally are 5 years or less, but exceptions are made. When the maturity term is less than the amortization term, the loan generally has a balloon payment due at the end of the term.

Credit risk for residential real estate, home equity and other consumer loans is generally influenced by general economic conditions, the income and employment of individual borrowers and the type and market value of loan collateral. Risks of loss are generally on smaller average balances per loan compared to commercial purpose loans and spread over many borrowers. Once charged-off, there is usually less opportunity for recovery on the home equity and other consumer loans. Credit risk is primarily controlled by reviewing the creditworthiness of the borrowers, monitoring payment histories, and taking appropriate collateral and guaranty positions. Residential loans have amortization terms up to 360 months with maturity dates up to 10 years, and interest rates can be either fixed rate or adjustable annually as a spread to the 1-year US Treasury or US Dollar LIBOR Rates after an initial period that can be from 1 to 10 years. Home equity loans are either lines of credit with interest rates that are adjustable monthly and set as a spread to the prime lending rate or fixed rate and with amortization terms up to 360 months and maturity dates up to 15 months. Consumer loans are generally either variable-rate lines of credit or overdraft protection accounts, or fixed rate with terms, depending on the collateral and type, of up to six years.

Credit risk for the purchased home equity pool loans is greatly influenced by local and national economic trends, including unemployment rates and home prices.

13.

Comment: Please revise to disclose the amount of interest income that represent the change in present value attributable to the passage of time, or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

Response: In future filings, CIB Marine will add the following to its Note 2-Summary of Significant Accounting Policies-Loans and Allowance for Loan Losses:

“Any changes in impairment on loans, including loans evaluated based on the present value of cash flow, is charged against the allowance for loan losses or as an additional provision for loan losses.”

Note 21, Fair Value, page 98

14.

Comment: Please revise to clarify why you believe impaired loans and other real estate owned meet the criteria of ASC 820-10 for classification of Level 2 under the valuation hierarchy. It appears the adjustments made to appraisals and the other market information represent estimates that would result in a lowest level input that would equate with a Level 3 valuation classification. Please be specific in your response and, to the extent necessary, provide us your analysis.

Response: CIB Marine considers a loan impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement, including principal and interest. Management has determined that commercial and consumer loan relationships that have nonaccrual status or have had their terms restructured in a troubled debt restructuring meet this impaired loan definition, with the amount of impairment based upon the loan’s observable market price, the estimated fair value of the collateral for collateral-dependent loans, or alternatively, the present value of the expected future cash flows discounted at the loan’s effective interest rate. The vast majority of the collateral is real estate. Appraised values are the primary determinant for assessing charge-offs on real estate collateral-dependent impaired loans, which the Company classifies as a Level 2 nonrecurring fair value measurement. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser independent from the Company using observable market data for the same or similar real estate (Level 2). Similarly, the fair value of OREO is generally determined based upon outside appraisals using observable market data for the same or similar real estate (Level 2). Adjustments to the appraised values are largely related to market correlated or corroborated information such as observed changes in local real estate prices and broker costs. These were deemed to be Level 2 inputs since in general, the market-based information was considered to be the primary determinant of the value after market correlated and corroborated information and the brokerage costs are largely fixed percentages that do not vary or change other than nominally. The carrying value of a foreclosed asset is immediately adjusted down when new information is obtained. This new information may include a new appraisal, a potentially acceptable offer, the sale of a similar property in the vicinity of one of the Company’s assets and/or a change in the price the property is being listed for based on market forces.

If you have any questions regarding the foregoing responses or if I may be of further assistance, please do not hesitate to call me at (262) 695-4330.

Very Truly Yours,

/s/ Patrick J. Straka

Patrick J. Straka

Chief Financial Officer

EXHIBIT A - ITEM 4(b)

Confidential treatment of the entirety of Exhibit A requested by CIB Marine Bancshares, Inc. pursuant to 17 CFR §200.83.

A-1